

PROCTER & GAMBLE
GERMANY MANAGEMENT GMBH

This document contains in the following pages an English translation of the German-language offer document ("Offer Document") prepared pursuant to the German Securities Acquisition and Takeover Act (WpÜG). On April 25, 2003, the German Federal Supervisory Authority authorized the publication of the German-language Offer Document.

Procter & Gamble Germany Management GmbH (the "**Bidder**") is offering to purchase and acquire all non-par-value bearer ordinary shares and preference shares of Wella Aktiengesellschaft ("**Wella AG**") at a purchase price of EUR 92.25 per ordinary share and of EUR 65.00 per preference share on the terms and conditions set forth in this Offer Document (the "**Offer**").

The Offer is a public offer for the acquisition of the shares of Wella AG in accordance with the WpÜG and is addressed to all shareholders of Wella AG. The Bidder intends to implement the Offer solely in accordance with the WpÜG and the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Offer has not been, and is not intended to be, implemented as a public offer in any other jurisdiction. The Bidder has not applied or arranged for registrations, admissions or approvals of this Offer Document and the Offer contained herein, except as required under the WpÜG, nor is it the intention of the Bidder to do so.

The dispatch, distribution or dissemination of this Offer Document and acceptance of the Offer may be subject to the securities laws of jurisdictions other than the Federal Republic of Germany and the United States of America. Persons who obtain possession of this Offer Document outside the Federal Republic of Germany or the United States of America or who wish to accept the Offer and are subject to the securities laws of jurisdictions other than the Federal Republic of Germany or the United States of America must inform themselves of, and comply with, such securities laws. The Bidder cannot guarantee that the dispatch, distribution or dissemination of the Offer Document or acceptance of the Offer outside the Federal Republic of Germany or the United States of America will comply with the securities laws of jurisdictions other than the Federal Republic of Germany and the United States of America.

If you are a resident of the United States, please read the following:

Further announcements, if any, in particular, the weekly and/or daily notices as to the level of acceptance of the tendering shareholders pursuant to § 23(1) WpÜG, will be published on the Internet at http://www.procterundgamble.de and by notice in the Handelsblatt, a German newspaper. An Internet link to an English translation of each such announcement will be available at http://www.pg.com.

The Acceptance Period of the Offer terminates at 12 noon Central European Summer Time (6:00 a.m. Eastern Standard Time) on May 28, 2003.

The Offer is an offer to acquire securities of a German company. The offer is subject to German disclosure requirements that are different from those of the United States, and this Offer Document has been prepared in accordance with German format and style, which differs from U.S. format and style. In addition, the financial information of Wella AG contained in this document is presented in Euros and has been prepared in accordance with International Accounting Standards, and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Wella AG is organized under the laws of Germany. The Bidder, which is (via several holding companies) a wholly-owned subsidiary of The Procter & Gamble Company ("**P&G**"), is organized under the laws of Germany. P&G is organized under the laws of the state of Ohio. A significant number of the officers and directors of Wella AG and the Bidder are residents of countries other than the United States and a majority of the assets of Wella AG and the Bidder, and such officers and directors, are located outside the United States. You may not be able to sue Wella AG or the Bidder in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel Wella AG or the Bidder and their respective affiliates to subject themselves to the jurisdiction and judgment of a U.S. court.

A shareholder who accepts the Offer may, at any time until expiry of the Acceptance Period for the Offer, without explanation, withdraw from the contract concluded as a result of acceptance of this Offer. If this Offer is amended, shareholders who have accepted this Offer prior to the publication of the amendment can withdraw from the contract until the expiry of the Acceptance Period. In the case of a competing offer, shareholders who have accepted the Offer can withdraw from the contract until the expiry of the Acceptance Period, provided that the contract was concluded before publication of the offer document for the competing offer. In addition, in the event that the condition precedent for this Offer pursuant to Section V. 3. has not occurred within five months after the expiry of the Acceptance Period, a shareholder who has accepted the Offer may, without explanation, withdraw from the contract concluded as a result of acceptance of this Offer. Accordingly, once the Acceptance Period has expired, shareholders who have accepted the Offer may not be able to rescind their acceptance of the Offer for a significant period of time pending satisfaction of the condition precedent for the transfer of tendered shares to the Bidder. Regarding the rights to rescission *see* **Section V. 7.**

The Bidder recommends that the shareholders of Wella AG obtain tax advice that takes into account their personal circumstances prior to accepting this Offer. After completion of the Offer, the Bidder reserves the right to acquire Wella Shares in open market or privately negotiated transactions. There can be no assurance that the Bidder will acquire such additional Wella Shares, or over what period of time such additional Wella Shares, if any, might be acquired.

All statements, other than statements of historical fact included in this Offer Document, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this Offer Document, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the achievement of expected savings associated with the potential integration of Wella AG's organization structure into P&G; (2) the ability to achieve business plans, including growing volume profitably and achieving anticipated synergistic benefits from the combination of P&G and Wella AG, despite high levels of competitive activity, especially with respect to the product categories and geographical markets in which P&G has chosen to focus; (3) the ability to manage and maintain key customer relationships; (4) the achievement of growth in significant developing markets such as China, Turkey, Mexico, the Southern Cone of Latin America, the countries of Central and Eastern Europe and the countries of Southeast Asia; (5) the ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing overhead areas; (7) the ability to successfully manage currency (including currency issues in Latin America), interest rate and certain commodity cost exposures; and (8) the ability to manage the continued political and/or economic uncertainty in Latin America (including Venezuela) and the Middle East as well as any political and/or economic uncertainty due to terrorist activities or war (including Korea). If P&G's assumptions and estimates are incorrect or do not come to fruition, or if P&G does not achieve all of these key factors, then P&G's actual results might differ materially from the forward looking statements made herein. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to P&G's most recent 10-K, 10-Q and 8-K reports on file with the United States Securities and Exchange Commission.



Offer Document

Voluntary Public Offer
(Cash Offer)

of

Procter & Gamble Germany Management GmbH
Schwalbach am Taunus

to the shareholders of

Wella Aktiengesellschaft
Darmstadt

Compulsory Publication

pursuant to § 14(3) of the German Securities Acquisition and Takeover Act

Shareholders of Wella Aktiengesellschaft who are resident, have their registered office, or are ordinarily resident outside of the Federal Republic of Germany should observe the section "General Notes for, in Particular, Shareholders who are resident, have their registered office, or are ordinarily resident outside the Federal Republic of Germany" set forth in I. of this Offer Document.



Offer Document

Voluntary Public Offer
(Cash Offer)

of

Procter & Gamble Germany Management GmbH
Schwalbach am Taunus

to the shareholders of

Wella Aktiengesellschaft
Darmstadt

for the acquisition of the ordinary shares held by them
at the price of EUR 92.25 per ordinary share

and

for the acquisition of the preference shares held by them
at the price of EUR 65.00 per preference share

of Wella Aktiengesellschaft

Acceptance Period: April 28, 2003 until May 28, 2003
(12:00 noon Central European Summer Time)

Securities Identification Number (WKN)
International Securities Identification Number (ISIN)

Ordinary Shares:
WKN 776 560/ISIN DE0007765604

Preference Shares:
WKN 776 563/ISIN DE0007765638

Tendered Ordinary Shares:
WKN 553 231/ISIN DE0005532311

Tendered Preference Shares:
WKN 553 233/ISIN DE0005532337

Subsequently Tendered Ordinary Shares:
WKN 553 232/ISIN DE0005532329

Subsequently Tendered Preference Shares:
WKN 553 234/ISIN DE0005532345

TABLE OF CONTENTS

I. GENERAL INSTRUCTIONS, PARTICULARLY ALSO FOR SHAREHOLDERS WHO ARE RESIDENT, HAVE THEIR REGISTERED OFFICE, OR ARE ORDINARILY RESIDENT OUTSIDE OF THE FEDERAL REPUBLIC OF GERMANY

1. Execution of the Offer pursuant to the German Securities Acquisition and Takeover Act

The following voluntary public tender offer ("**Offer**") of Procter & Gamble Germany Management GmbH (hereinafter also "**Bidder**") is a tender offer aimed at gaining control governed by the German Securities Acquisition and Takeover Act ("**Takeover Act**") for the purposes of § 29(1) of the Takeover Act. The Offer is addressed to all shareholders of Wella Aktiengesellschaft ("**Wella Shareholders**") registered in the commercial register of the Local Court of Darmstadt under HRB 1046, ("**Wella AG**") and shall be executed in accordance with German law, particularly in accordance with the Takeover Act, and in accordance with the applicable securities laws of the United States of America ("**U.S.A.**"). This Offer will not be executed pursuant to the laws of any other jurisdiction. Accordingly, no further announcements, registrations, licenses or approvals will be made in respect of this Offer Document and/or the Offer outside of the Federal Republic of Germany and the U.S.A.

2. Acceptance of the Offer outside of the Federal Republic of Germany

The acceptance of the Offer could fall within the scope of provisions of law of jurisdictions other than those of the Federal Republic of Germany and the U.S.A. Persons who obtain possession of the Offer Document outside the Federal Republic of Germany or the U.S.A., or who wish to accept the Offer and fall within the scope of securities law provisions of jurisdictions other than those of the Federal Republic of Germany and the U.S.A. are urged to become informed about these securities law provisions and to comply with these. The Bidder assumes no warranty for the compatibility of the acceptance of the Offer outside the Federal Republic of Germany or the U.S.A. with the relevant applicable legal provisions. Any responsibility on the part of the Bidder and The Procter & Gamble Company, Cincinnati, Ohio, U.S.A. ("**P&G**") for third parties' non-compliance with foreign regulations is expressly excluded.

3. Publication of the Offer Document

In accordance with the mandatory regulation of § 14(3) of the Takeover Act, this offer document ("**Offer Document**") shall be published on the Internet at the address http://www.procterundgamble.de and made available for issue free of charge at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main. The Offer Document can furthermore be requested to be sent at no charge within the Federal Republic of Germany under the telephone number 0800-104-1041 (toll-free in Germany). Wella Shareholders residing in the U.S.A. can request the Offer Document to be sent at no charge under the telephone number 1-800-742-6253 (toll-free in the U.S.A). Furthermore, a link to the Offer Document published on the Internet site http://www.procterundgamble.de and a link to its English translation will be incorporated on the Internet under the address http://www.pg.com. Reference to such availability shall be published on April 28, 2003 in Handelsblatt; on the same day a corresponding reference shall be published in the Wall Street Journal, U.S. version.

No publications of the Offer Document are planned beyond those just cited. This Offer and this Offer Document shall not constitute an issuance, publication and public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of the Federal Republic of Germany and the U.S.A. In particular, apart from its intended availability in the U.S.A., the Offer Document shall not be directly or indirectly distributed or circulated outside of the Federal Republic of Germany if and insofar as this is not in compliance with applicable foreign regulations, or depends on the issuance of authorizations, compliance with official procedures or any other legal requirements, and such conditions are not fulfilled. The publication of the Offer Document on the Internet is exclusively for the purposes of compliance with the provisions of the Takeover Act and not for the purposes of the issuance of an offer pursuant to any foreign law or the publication of the Offer and the Offer Document pursuant to any foreign law or public advertising of the Offer.

The Bidder will make the Offer Documents available to custodian banks for dispatchment to Wella Shareholders residing in the Federal Republic of Germany, the U.S.A. and selected other countries. Beyond this, the custodian banks may not dispatch, distribute or disseminate the Offer Document to Wella Shareholders, unless this is done in compliance with the securities laws of the relevant applicable jurisdiction.

Please note that irrespective of the above remarks, any Wella Shareholder may accept the Offer in accordance with the terms and conditions of the Offer Document.

4. Announcement of the Decision to make the Offer

The Bidder announced its decision to make the Offer on March 18, 2003 in accordance with § 10(1)(1) of the Takeover Act.

5. Status of Information Contained in this Offer Document

Unless otherwise expressly indicated, all statements, opinions, intentions and statements as to the future made in this Offer Document are based on information and plans available at that time and on the basis of certain assumptions of the Bidder at the time of publication of the Offer Document. These could change in the future. The Bidder is not obligated to update this Offer Document; German statutory notification duties remain unaffected. The statements made in this Offer Document in respect of Wella AG are based on publicly available sources of information and/or documents and information which were made available for examination during the course of a due diligence, which was limited time-wise and as to scope.

Without prejudice to the statements to be made by the company's bodies, and/or the works council or the employees of Wella AG in accordance with § 27 of the Takeover Act, Procter & Gamble Germany Management GmbH and P&G have not authorized any third parties to make any statements about or on the Offer or the Offer Document. Should a third party make a statement nevertheless, this should not be regarded as a statement of the Bidder and in any way form the basis for any decision on the acceptance of the Offer.

II. SUMMARY OF THE OFFER

Note: The following summary is supplemented by more detailed information contained in this Offer Document.

Bidder:	Procter & Gamble Germany Management GmbH, Schwalbach am Taunus
Target company:	Wella Aktiengesellschaft, Darmstadt
Subject of Offer:	Acquisition of all non-par-value bearer shares of Wella AG with rights to dividends beginning January 1, 2003, namely, all Wella Ordinary Shares (Securities Identification Number 776 560) and all Wella Preference Shares (Securities Identification Number 776 563).
Consideration:	EUR 92.25 per ordinary share EUR 65.00 per preference share
Condition:	The Offer is subject to the following condition precedent: Procter & Gamble Germany Management GmbH acquires from the Family Shareholders as many of the 34,235,192 Wella Ordinary Shares that are directly or indirectly the subject of the Share Purchase Agreement of March 17, 2003 with the Family Shareholders of Wella AG, that the Bidder will hold at least 75% of the registered share capital of Wella AG carrying voting rights. The acquisition pursuant to the Share Purchase Agreement is subject to the condition precedent that the competent antitrust authorities in the European Union, the U.S.A., Canada, Mexico and Japan grant the necessary approvals in final and binding form or the relevant period for prohibition has expired without the relevant antitrust authorities having prohibited the planned merger. If the above condition precedent for the Offer is not met by March 18, 2004 (12:00 noon Central European Time) at the latest and if the Bidder has failed prior to expiry of the Acceptance Period to waive compliance with this condition in accordance with this Offer and the provisions of the Takeover Act, the Offer shall lapse irreplaceably.
Start of Acceptance Period:	April 28, 2003
End of Acceptance Period:	May 28, 2003 (12 noon Central European Summer Time)
Start of Additional Acceptance Period:	Expected to be June 6, 2003
Securities Identification Numbers:	
	Ordinary Shares: WKN 776 560 / ISIN DE0007765604
	Preference Shares: WKN 776 563 / ISIN DE0007765638
	Tendered Ordinary Shares: WKN 553 231 / ISIN DE0005532311

	Tendered Preference Shares:	WKN 553 233 ISIN DE0005532337
	Subsequently Tendered Ordinary Shares:	WKN 553 232 ISIN DE0005532329
	Subsequently Tendered Preference Shares:	WKN 553 234 ISIN DE0005532345

Acceptance: Acceptance of the Offer is to be declared to any relevant custodian credit institution and/or custodian financial services institution resident in the Federal Republic of Germany or a German branch of the custodian credit institution and/or custodian financial services institution. Acceptance shall take effect if the Custodian Institution has had Clearstream Banking AG timely perform book-entry transfers with respect to the Wella Shares, and namely for Tendered Wella Ordinary Shares into Securities Identification Number 553 231 (or during the Additional Acceptance Period into Securities Identification Number 553 232), and for Tendered Wella Preference Shares, under Securities Identification Number 553 233 (or during the Additional Acceptance Period under Securities Identification Number 553 234). Acceptance is free of costs and expenses for the Wella Shareholders, with the exception of costs and expenses (if any) charged by custodian banks abroad.

Trading on Stock Exchanges: It is anticipated that as of the second banking day in Frankfurt am Main following the start of the Acceptance Period, Tendered Ordinary Shares and the Tendered Preference Shares may be traded on the official market at the Frankfurt Stock Exchange under Securities Identification Numbers 553 231 (Wella Ordinary Shares) and 553 233 (Wella Preference Shares). Trading in Subsequently Tendered Shares (Wella Ordinary Shares: Securities Identification Number 553 232; Wella Preference Shares: Securities Identification Number 553 234) during the Additional Acceptance Period is not envisaged. If, at the end of the Additional Acceptance Period, the condition precedent has not yet occurred, any Subsequently Tendered Shares will be incorporated under the listing of the tendered shares at the latest by the seventh banking day in Frankfurt am Main after the expiration of the Additional Acceptance Period (Wella Ordinary Shares: Securities Identification Number 553 231; Wella Preference Shares: Securities Identification Number: 553 233).

Publications: All communications in connection with this Offer will be published on the Internet (http://www.procterundgamble.de) and by reference in the Handelsblatt.

III. COMPANIES INVOLVED

1. Description of the Bidder

Procter & Gamble Germany Management GmbH is a limited liability company with its registered office in Schwalbach am Taunus, Sulzbacher Str. 40, entered in the commercial register of the Local Court of Königstein im Taunus under HRB 5939. The registered share capital of Procter & Gamble Germany Management GmbH amounts to EUR 25,000.00.

To date, Procter & Gamble Germany Management GmbH has not performed any business activity other than the management of its own assets.

Procter & Gamble Germany Management GmbH is a wholly-owned subsidiary of Procter & Gamble Luxembourg Holding SARL, 100% of whose shares are held by Procter & Gamble Luxembourg Investment SARL, which is itself a wholly-owned subsidiary of P&G. It is possible that changes in this holding structure may arise. Procter & Gamble Germany Management GmbH, however, will in any case remain an indirectly held, wholly owned subsidiary of P&G.

2. Description of P&G and the P&G Group

P&G and the companies mentioned immediately above are persons acting in concert with the Bidder within the meaning of § 2(5) of the Takeover Act.

P&G is a corporation under the laws of the State of Ohio, U.S.A. P&G was founded in 1905. The original entity was a joint enterprise of William Procter and James Gamble of 1837. P&G has its registered office in Cincinnati, Ohio, U.S.A. The business address of P&G is: One Procter & Gamble Plaza, Cincinnati, Ohio 45202, U.S.A.

P&G acts as the ultimate parent company for the Procter & Gamble Group ("**P&G Group**"). Through numerous subsidiaries, P&G manufactures and markets nearly 300 different brands of consumer goods in more than 160 countries worldwide. At the end of the fiscal year, on June 30, 2002, the P&G Group operated 125 owned manufacturing facilities and in addition 2 leased manufacturing facilities in 45 countries worldwide. In that fiscal year P&G achieved consolidated net sales of USD 40.2 billion and consolidated net earnings of USD 4.4 billion. For the six months period ended December 31, 2002, P&G achieved consolidated net sales of USD 21.8 billion and consolidated net earnings of USD 3.0 billion. As of December 31, 2002, the P&G Group employed nearly 102,000 people worldwide.

As of December 31, 2002, there were 1,292,908,664 P&G shares of *Common stock* issued and outstanding ("**P&G Shares**"). The largest single shareholder for the P&G Shares is the Retirement Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan. This Trust holds around 4.9% of the P&G Shares for employees and retirees of the P&G Group. The P&G Shares are admitted for trading on the following stock exchanges domestically and abroad: Amsterdam, Brussels, Cincinnati, Frankfurt, New York, Paris, Tokyo and on the Swiss Exchange in Switzerland.

The P&G Group is divided into five product-based divisions, the so-called Global Business Units ("**GBU(s)**"): Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

- The Fabric and Home Care GBU includes laundry detergent, fabric enhancers, dishcare, and household cleaning products. Representative brands include Tide, Ariel, Dash, Downy, Lenor, Cascade, Dawn, Fairy, Febreze, Bold, Mr. Proper/Mr. Clean and Swiffer.

- The Baby and Family Care GBU includes paper tissue products (tissues, towels, toilet paper), diapers and wipes. Representative brands include Tempo/Puffs, Bounty, Charmin, Dodot, Pampers and Pampers Wipes.

- The Beauty Care GBU includes hair care products, deodorants, skin care, personal cleansing, cosmetics and fragrances. Beauty Care also includes feminine hygiene products (tampons, pads and liners). Representative brands include Pantene, Herbal Essences, Head & Shoulders, Secret, Zest, Olaz/Olay, Cover Girl, Old Spice, Hugo Boss, Joy, Ellen Betrix, Max Factor, Always/Alldays, Whisper and Tampax.

- The Health Care GBU includes oral care, personal health care, and pharmaceuticals. Furthermore, this business area covers dog and cat food and health products for these pets. Representative brands include Crest, Scope, blend-a-med, Metamucil, Wick/Vicks, Actonel, and Asacol. In the pet food business area Iams and Eukanuba are established brands.

- The Snacks and Beverages GBU includes coffee, juice, and snacks. Representative brands include Folgers, Sunny Delight, Punica and Pringles.

3. Description of the Target Company

Wella AG is a stock corporation entered in the commercial register of the Local Court of Darmstadt under HRB 1046 and has its registered office at Berliner Allee 65, Darmstadt. Wella AG has a registered share capital of EUR 67,517,346.00 divided into 67,517,346 non-par-value bearer shares, each share representing a share in the registered share capital with a non-par value of EUR 1.00 ("**Wella Shares**"). In addition, the company has contingent capital of up to EUR 2,500,000.00, divided into 2,500,000 preference shares. As of April 1, 2003, Wella AG held 565,611 ordinary treasury shares and 896,592 preference treasury shares (*eigene Aktien*).

The 67,517,346 Wella Shares are comprised of 44,135,676 ordinary shares ("**Wella Ordinary Shares**") and 23,381,670 preference shares ("**Wella Preference Shares**"). The Wella Preference Shares do not grant any voting rights, but they carry a right to preferred dividend in advance from the annual balance sheet profit that is EUR 0.02 higher than the dividend granted to the Wella Ordinary Shares and at least a dividend of EUR 0.05 per Wella Preference Share. The Wella Shares are admitted to trading on the official market of the Frankfurt (included in the Xetra trading system) and Berlin Stock Exchanges. Wella Preference Shares are included in the MDAX.

Wella AG is an international cosmetics company, and with its subsidiaries and associated companies ("**Wella Group**" for Wella AG together with its subsidiaries and associated companies) operates in the Professional Hair, Consumer (Haircare), and Cosmetics and Fragrance Businesses.

As of December 31, 2002, Wella AG, with 167 consolidated subsidiaries and associated companies and almost 18,000 employees, had a presence in 56 countries worldwide. Its important sites located in Germany are in Darmstadt, Cologne, Hünfeld, Leipzig and Rothenkirchen. In the fiscal year ended December 31, 2002, Wella AG realized consolidated sales revenue of some EUR 3,390 million worldwide, consolidated earnings before interest and taxes of around EUR 321 million, and consolidated net profits of around EUR 143 million.

a) Professional Hair Business

The Professional Hair Business is the largest of the Wella Group. Customers of this business are primarily hairdressers. Wella AG offers them a wide array of products and services from cosmetic products for hair to hair-salon equipment, technical devices and cutting tools through to service programs and continuing education programs. In addition to the Wella brand, which is sold worldwide, the portfolio of this business includes the brands Londa for Eastern Europe and Kadus as the exclusive supplier of hair cosmetics, as well as the brands Sebastian and Graham Webb. The brands Welonda and Belvedere for salon equipment as well as Tondeo for cutting devices supplement the range of goods offered. The Wella hairdressing service puts on events worldwide for hairdressers.

In the fiscal year 2002, the Professional Hair Business achieved total net sales of some EUR 1,591 million and earnings before interest and taxes of around EUR 214 million.

b) Consumer Business

The end users are the customers of the Consumer Business. The business encompasses mainly the dyeing, haircare and hairstyling products of the Wella and Londa brands. These are complemented by the U.S. brands Gentle Treatment and Ultra Sheen, which were taken over in 2001, the product line of the British hairdresser Nicky Clarke and the Australian-based brand Decoré.

In the fiscal year 2002, the Consumer business achieved total net sales of some EUR 1,026 million and earnings before interest and taxes of around EUR 48 million.

c) Cosmetics and Fragrance Business

The Cosmetics and Fragrance Business is grouped under Cosmopolitan Cosmetics GmbH. The product portfolio of Cosmopolitan Cosmetics GmbH comprises 33 brand families, which are divided up into the segments Prestige and Bridge. In the Prestige segment, Cosmopolitan Cosmetics GmbH concentrates on exclusive fragrances, which are marketed through selected retailers. The Bridge segment covers fragrances in the middle and upper price categories, which are sold through a wider marketing base. The brands in the Prestige segment include, for example, Gucci, Rochas, Dunhill, Anna Sui and Mont Blanc. Brands in the Bridge segment include, for example, Naomi Campbell, Gabriela Sabatini, Mexx and 4711.

In the fiscal year 2002, the Cosmetics and Fragrance Business achieved total net sales of some EUR 773 million and earnings before interest and taxes of around EUR 83 million.

4. Participation of the P&G Group in Wella AG

On March 17, 2003, P&G and Procter & Gamble Germany Management GmbH concluded a share purchase agreement ("**Share Purchase Agreement**") with Ströher Verwaltungs- und Beteiligungs GmbH & Co. KG, Dr. Erika Pohl, Mr. Rainald Pohl, Mr. Tilman Pohl, Mr. Bertram Pohl, Dr. Burkhard Pohl, Ms. Haidrun Hönig, Imladris GmbH, Ms. Corinna Ströher, Ms. Cordula Ströher, Ms. Annika Ströher, Mr. Sven-Martin Ströher, Mr. Jan-Hendrik Ströher, Ms. Claudia Ebert, Ms. Jane Ebert, Mr. Simon Ebert, Ms. Gisela Sander, Ms. Ulrike Crespo, Prof. Dr. Dr. Thomas Olbricht, Ms. Sylvia Ströher and Mr. Immo Ströher (collectively: "**Family Shareholders**"). By the Share Purchase Agreement, Procter & Gamble Germany Management GmbH has undertaken to acquire directly, and indirectly via the acquisition of all shares in Merlin GmbH, Olbricht Vermögensverwaltungs GmbH, SC Verwaltungs- und Beteiligungs GmbH and UC-Beteiligungs GmbH (collectively: "**Family Holding Companies**"), a total of 34,235,192 ordinary shares of Wella AG held by the Family Shareholders at a price of EUR 92.25 for each ordinary share. Thus, Procter & Gamble Germany Management GmbH will acquire a total of approximately 77.57% of the registered share capital of Wella AG carrying voting rights.

Each Family Shareholder has undertaken under the Share Purchase Agreement to transfer to Procter & Gamble Germany Management GmbH the sold shares of the Family Shareholders (collectively: "**Sold Shares**") directly, or indirectly by transferring the Family Holding Companies on the fifth banking day in Frankfurt am Main after the condition for the transfer of all Sold Shares ("**Closing of the Share Purchase Agreement**") is fulfilled concurrently with the payment of the purchase price.

Closing of the Share Purchase Agreement is subject to the condition precedent that the competent antitrust authorities of the European Union, the U.S.A., Canada, Mexico and Japan have granted all necessary approvals in a final and binding form, or the applicable prohibition periods have elapsed without the relevant antitrust authorities having prohibited the planned merger. Procter & Gamble Germany Management GmbH can fully or partially waive this condition.

If the condition precedent has not been fulfilled within one year after the signing of the Share Purchase Agreement on March 17, 2003, Procter & Gamble Germany Management GmbH and P&G on the one hand and the Family Shareholders on the other hand may withdraw from the Share Purchase Agreement unless one or more merger control procedure(s) in the aforementioned jurisdictions extend(s) beyond that period of time and clearance is to be expected shortly. In the Share Purchase Agreement, Procter & Gamble Germany Management GmbH has already waived compliance with the condition precedent subject to certain conditions regarding Mexico and Japan (for Mexico the waiver takes effect six months, and for Japan eight months, after March 17, 2003 if the antitrust authorities in the U.S.A, Canada and the European Union have given clearance for the acquisition).

5. Submission of the Offer Document to the Management Board of Wella AG

Procter & Gamble Germany Management GmbH will submit the Offer Document to the management board of Wella AG without undue delay after its publication. Promptly after the Bidder has submitted the Offer Document to them, the management board and the supervisory board of Wella AG, pursuant to § 27 of the Takeover Act, must deliver a reasoned opinion on the Offer Document, and publish this in accordance with § 14(3) of the Takeover Act.

IV. BACKGROUND AND OBJECTIVE OF THE OFFER

1. Economic and Strategic Background of the Offer

The P&G Group is a global leader in consumer products with consolidated net sales of more than USD 40 billion in the fiscal year 2001/2002, roughly half of which are in the U.S.A. and half in other countries. The P&G Group operates in the following business segments: Beauty Care, Health Care, Baby and Family Care, Fabric and Home Care, and Snacks and Beverages. The P&G Group is a worldwide leader in Beauty Care with a strong focus on Hair Care. The business segment Beauty Care achieves net sales of approximately USD 11 billion. The P&G Group's success is based on building leading global brands like Pantene, Head & Shoulders and Olaz/ Olay.

The P&G Group sees Wella AG's business activities as complementary to its own. Wella AG's Professional Hair Business, in particular, provides an excellent complement to the P&G Group's established position in retail hair care. The P&G Group's interest is to use Wella AG's strength and experience to continue to grow the Professional Hair Business and to strengthen Wella AG's Consumer Business through established capabilities of the P&G Group.

Wella AG enhances the portfolio of the P&G Group in particular in the areas of coloration and styling. Wella AG's Consumer Business in the area of coloration is comparable in volume to the P&G Group's business in this area. However, Wella AG's business covers the European, Latin American and Asian markets, whereas the P&G Group's coloration retail business is concentrated in North America and Great Britain. In the Consumer Business in the area of styling, Wella AG is one of the leading companies in Europe, while the P&G Group achieves comparatively little net sales in the regions.

Wella AG has a sizable perfume business. This business complements the corresponding portfolio of the P&G Group. The perfume product line of Wella AG is aimed primarily at the target group women, while the P&G Group's strengths are in men's fragrances.

The P&G Group expects to achieve synergies in both companies as a result of the takeover, in particular in the areas of knowledge transfer, purchasing, administration and production; subject to a more detailed analysis, for the medium term the synergy potential is estimated to amount to approximately EUR 300 million per year.

2. Intentions of the Bidder in Regard to the Future Business Activity of Wella AG, the Members of Its Management Bodies, Its Employees and Their Representatives

a) Future Business Activity, Assets, and Obligations of Wella AG

After completion of the Offer, Wella AG will belong to the P&G Group as a subsidiary of Procter & Gamble Germany Management GmbH. It cannot be ruled out that at a later point in time the structure of Wella AG will be adapted to the structure of the P&G Group. This can lead, among other things, to the Bidder's interest in Wella AG being transferred to another company within the P&G Group or to the occurrence of a merger with another company of the P&G Group.

The Bidder intends to closely analyze, together with the management board of Wella AG, possible synergy effects and business opportunities. At present, no concrete measures have been planned.

The Bidder intends to operate the Professional Hair Business consistent with current practices. In the Consumer and Cosmetics and Fragrance Businesses, the Bidder expects to realize efficiencies from both the P&G Group and the Wella Group operations.

The Bidder is pursuing an improvement over the long-term of the competitive position and earning power of Wella AG. For this purpose, it is planned that increased investments, including potential reductions of Wella AG's debt, will be undertaken. This can lead over the short- and medium-term to a greater need for retaining of profits, to lower balance sheet profits, and lower dividend distributions, or even require a capital increase. There are no intentions that would lead Wella AG to undertake significant future obligations outside of its usual business activity. Otherwise, the Bidder has no intentions with respect to the utilization of the assets of Wella AG.

b) Management Board and Supervisory Board of Wella AG

The Bidder has a keen interest in the continuation of the work of the management board of Wella AG. However, any intentions to change jobs that individual members of the management board of Wella AG might have shall be respected (see also Section IX.).

The supervisory board of Wella AG will continue to consist of twelve members. According to the regulations of the Co-determination Act (*Mitbestimmungsgesetz*) of 1976, the supervisory board includes six shareholder representatives and six employee representatives. The Bidder intends to be represented after completion of the Offer on Wella AG's supervisory board by six members.

c) Registered Office of Wella AG, Employees of Wella AG and Their Representatives

The registered office of Wella AG, its headquarter facilities as well as its research and development center in Darmstadt will remain in Darmstadt and will become an important center for the P&G Group. Otherwise, there are currently no intentions regarding the further essential business operations and locations of Wella AG.

The Bidder has a strong interest in the know-how and experience of the employees of Wella AG, and assumes that the employees will continue to have attractive prospects after Wella AG has become part of the P&G Group. Should personnel measures become necessary, they shall be implemented on the basis of the traditionally good and trustful co-operation with the employee representatives of the Wella Group.

For key employees, the Bidder intends to implement long-term performance incentives, such as for example stock-option plans or the potential inclusion in the existing stock-option plans of the P&G Group. For the intention of the Bidder regarding the introduction of a bonus system for key employees, please refer to Section IX. Beyond this, there are currently no intentions with regard to Wella AG's employees, their representatives, or material amendments to the terms of their employment.

d) Domination and/or Profit-Transfer Agreement, Exclusion of Minority Shareholders

After completion of the Offer, the Bidder will have a majority of over 75% of the registered share capital of Wella AG carrying voting rights. The Bidder will examine the entering into a domination and/or profit-transfer agreement with Wella AG. Should such a domination and/or profit-transfer agreement be concluded, the Bidder would be obligated to offer all outstanding shareholders to acquire their Wella Shares in return for payment of fair cash compensation.

If, after completion of the Offer or at a later point in time, the Bidder holds 95% or more of the registered share capital of Wella AG, it is expected that the Bidder will request that Wella AG's general shareholders' meeting, in accordance with §§ 327a ff. of the Stock Corporation Act (*Aktiengesetz*), resolve that the shares of the minority shareholders be transferred to the Bidder in return for the granting of fair cash compensation ("**Squeeze-Out**").

Should stock-exchange trading decrease sharply as a result of the Offer, the Bidder could also, in compliance with the applicable stock-exchange and other legal requirements, apply for a revocation of the admission of the shares of Wella AG to the stock exchange ("**Delisting**").

At present, no decision has been reached as to whether, upon fulfillment of the respective requirements, these possibilities would be utilized (Cf. voluntary subsequent improvement of the Offer Price in Section V.2.(c)).

In all of the above-mentioned cases the outstanding shareholders of Wella AG would have to be offered fair cash compensation which would have to take into account the circumstances existing at the time of the relevant resolution of Wella AG's general shareholders' meeting. The cash compensation could correspond to the price offered herein, but it could also lie above or below it.

V. THE OFFER

1. Subject of the Offer

Procter & Gamble Germany Management GmbH hereby offers to all Wella Shareholders to purchase and acquire on the terms and conditions in this Offer Document all ordinary bearer shares of Wella AG (Securities Identification Number 776 560) in the form of non-par-value shares held by them, each share representing a share in the registered share capital with a non-par-value of EUR 1.00 and a dividend right as of January 1, 2003 at a purchase price of

EUR 92.25 per Wella Ordinary Share

and all preference bearer shares of Wella AG (Securities Identification Number 776 563) in the form of non-par-value shares held by them, each share representing a share in the registered share capital with a non-par-value of EUR 1.00 and a dividend right as of January 1, 2003 at a purchase price of

EUR 65.00 per Wella Preference Share.

The payment of dividends on the Wella Shares for Wella AG's fiscal year ended December 31, 2002, is planned for May 16, 2003. The dividends will be paid to those shareholders who on May 15, 2003, the day of the general shareholders' meeting, will be entitled to dividends of Wella AG, regardless of whether and when they accepted the Offer. Therefore, the Bidder will not receive any dividends for Wella AG's fiscal year ended December 31, 2002. The right of the Bidder to receive dividends begins on January 1, 2003.

2. Offer Price

a) Minimum Offer Price

A minimum offer price is to be offered to the Wella Shareholders for their Wella Shares in accordance with § 31(1) and (7) of the Takeover Act together with §§ 4 and 5 of the Offer Ordinance pertaining to the Takeover Act. The minimum offer price is to be determined separately for Wella Ordinary Shares and for Wella Preference Shares (§ 3(3) of the Offer Ordinance pertaining to the Takeover Act). The minimum offer price is to be determined separately for Wella Ordinary Shares and Wella Preference Shares as the higher of the following:

- the weighted average domestic stock exchange price of these shares during the last three months prior to the announcement on March 18, 2003 of the decision to make this Offer pursuant to § 10(1) of the Takeover Act ("**Three-Month Average Stock Exchange Price**"); and

- the highest value which the Bidder, a party acting in concert with it, or one of its subsidiaries, paid or agreed to pay within the last three months prior to the publication of the Offer Document made on April 28, 2003 pursuant to § 14(2)(1) of the Takeover Act as consideration for the acquisition of the Wella Shares ("**Three-Month Maximum Price**").

aa)   Three-Month Average Stock Exchange Price

The Three-Month Average Stock Exchange Price determined by the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* ("**BaFin**")) and published on its website under http://www.bafin.de, is:

- for the Wella Ordinary Shares EUR 64.25

- for the Wella Preference Shares EUR 57.00.

Compared to the Three-Month Average Stock Exchange Price the purchase price offered by the Bidder therefore incorporates the following premiums:

- for the Wella Ordinary Shares a premium of EUR 28.00 and therefore approximately 43.58%

- for the Wella Preference Shares a premium of EUR 8.00 and therefore approximately 14.04%.

bb)   Three-Month Maximum Price

On March 17, 2003, the Bidder concluded a Share Purchase Agreement with the Family Shareholders in respect of a total of 34,235,192 Wella Ordinary Shares (see Section III.4.). This corresponds to approximately 77.57% of the Wella Ordinary Shares with voting rights and approximately 50.71% of the registered share capital of Wella AG. Under the Share Purchase Agreement, a purchase price of EUR 92.25 for each Wella Ordinary Share was agreed. The Three-Month Maximum Price therefore is EUR 92.25 for each Wella Ordinary Share. This corresponds to the price offered herein.

During the last three months prior to the publication of the Offer Document pursuant to § 14(2)(1) of the Takeover Act on April 28, 2003, neither the Bidder nor any persons acting in concert with it, nor any of their subsidiaries have acquired any further Wella Shares, in particular Wella Preference Shares. Similarly, no further agreements have been entered into under which the transfer of Wella Shares may be required. Therefore, there is no Three-Month Maximum Price for Wella Preference Shares.

b)   Fairness of the Offer Price

The Bidder is required to offer a fair consideration to the Wella Shareholders (§ 31(1) of the Takeover Act). The Bidder is of the opinion that in particular the stock market price trend of the Wella Shares is the standard to be taken for the fairness of the offer price.

There is a functioning stock market trading with sufficient free float and trading activity for Wella Shares in general, and for Wella Preference Shares in particular. Wella AG and its business development have been regularly commentated upon by a large number of domestic and international professional stock analysts. The company was of interest to many investors not at least because of its market position in the segment hair care and cosmetics. There is additionally a higher free float and higher liquidity of trading in Wella Preference Shares in comparison to Wella Ordinary Shares. Wella Preference Shares are also included in the MDAX, the second most important stock exchange index in Germany, and therefore enjoy additional awareness of investors. In the multi-year historical comparison, the Wella Preference Shares were generally quoted slightly above the Wella Ordinary Shares. The reason for this is that Wella Ordinary Shares were not attractive for investors because of the stable majority shareholding and the low free float. On the other hand, the stock price of the Wella Preference Shares especially reflects the fair price as viewed by an investor due to its high trading liquidity.

aa) Fairness of the Offer Price for the Wella Preference Shares

The offer price for the Wella Preference Shares is above the Three-Month Average Stock Exchange Price determined by the BaFin and thus above the minimum offer price relevant for the Wella Preference Shares.

Further, the Bidder assumes that the market price of the Wella Preference Shares during the last three months has been influenced significantly by takeover speculation. For the first time on Monday, October 14, 2002, rumors became public that a takeover of Wella AG could be imminent. On Friday, October 11, 2002, and, therefore, at a point in time when the market price was not yet affected by takeover rumors, the closing price of the Wella Preference Shares amounted to EUR 41.89. Thus, the price of the Wella Preference Shares has increased by approximately 46% during the period from October 11, 2002 to March 17, 2003. In comparison hereto, the market prices of comparable companies[1] and/or the DAX, MDAX and FTSE E 300 Personal Care & Household Products indices during the same period have developed as follows:

	Price on Oct. 11, 2002	Price on March 17, 2003	Changes (%)
Wella Preference Shares (Euro)	41.89	61.35	+46%
L'Oréal (Euro)	74.30	61.80	-17%
Henkel Preference Shares (Euro)	66.90	52.60	-21%
Beiersdorf (Euro)	101.55	101.50	0%
Unilever (GB pence)	588	568	-4%
Reckitt-Benckiser (GB pence)	1,185	1,048	-12%
DAX	2,931	2,487	-15%
MDAX	2,858	2,801	-2%
FTSE E 300 Personal Care & Household Products (Euro)	1,465	1,223	-16%

The stock market price trend of the Wella Preference Shares during this period was therefore substantially influenced by takeover speculation, much more than those considered to be comparable companies and selected German or European market and/or sector indices.

Altogether, the Bidder considers, in light of the outlined stock market price trend of the Wella Preference Shares in recent times, the offer price in the amount of EUR 65.00 per Wella Preference Share to be fair and attractive.

bb) Fairness of the Offer Price for the Wella Ordinary Shares

The offer price for the Wella Ordinary Shares corresponds with the Three-Month Maximum Price and is 43.97% above the Three-Month Average Stock Exchange Price of the Wella Ordinary Shares. The fact that the Bidder is willing to pay a substantial premium for the Wella Ordinary

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[1] L'Oréal, Henkel preference shares, Beiersdorf, Unilever, Reckitt-Benckiser

Shares results from commercial considerations. In the negotiations of the Share Purchase Agreement with the Family Shareholders, it played an important role that upon completion of the Share Purchase Agreement the Bidder receives at once a qualified voting control in the general shareholders' meeting of Wella AG including extensive legal powers (majority to amend articles of association). For this reason, the Bidder is prepared to pay a special premium for the Wella Ordinary Shares of the Family Shareholders relative to the market price of the Wella Ordinary Shares at the time of negotiations of the Share Purchase Agreement. Hence, all Wella Ordinary Shareholders are benefiting from this premium due to the mandatory regulations of the Takeover Act regarding the minimum offer price. Such a control premium did not have to be taken into consideration when determining the offer price for the Wella Preference Shares not carrying any voting rights.

The Bidder is under that assumption that also the market price of the Wella Ordinary Shares has been substantially influenced by the rumors of a takeover in the last months. Between October 11, 2002, a time when the market price had not yet been influenced by such rumors, and March 17, 2003 the market price of Wella Ordinary Shares rose from EUR 39.40 to EUR 75.50, thus, by approximately 92%. In comparison hereto, the market prices of comparable companies[2] and/or the DAX, MDAX and FTSE E 300 Personal Care & Household Products indices during the same period have developed as follows:

	Price on Oct. 11, 2002	Price on March 17, 2003	Changes (%)
Wella Ordinary Shares (Euro)	39.40	75.50	+92%
L'Oréal (Euro)	74.30	61.80	-17%
Henkel Preference Shares (Euro)	66.90	52.60	-21%
Beiersdorf (Euro)	101.55	101.50	0%
Unilever (GB pence)	588	568	-4%
Reckitt-Benckiser (GB pence)	1,185	1,048	-12%
DAX	2,931	2,487	-15%
MDAX	2,858	2,801	-2%
FTSE E 300 Personal Care & Household Products (Euro)	1,465	1,223	-16%

The stock market price trend of the Wella Ordinary Shares during this time period exceeds that of the above-mentioned selected reference companies and the indices, even more than the stock market price trend of the Wella Preference Shares. In the opinion of the Bidder, the significantly higher stock market price trend of the Wella Ordinary Shares compared to that of the Wella Preference Shares was influenced by the speculation of having participation in a possible premium for the ordinary shares for gaining control.

Against this background the Bidder considers the offer price in the amount of EUR 92.25 per Wella Ordinary Share to be fair and attractive.

c) Voluntary Subsequent Improvement of the Offer Price

The Bidder has not yet taken a decision as regards the possibility of concluding a domination agreement and/or a profit-transfer agreement and, if the legal possibility exists, the execution of a Squeeze-Out. However, the Bidder undertakes to the Wella Shareholders who accept the Offer, in the event that

> (i) the general shareholders' meeting of Wella AG, within a year after publication of the result of the Offer pursuant to § 23(1)(1)(2) of the Takeover Act, approves the conclusion of a domination agreement and/or a profit-transfer agreement with the Bidder, P&G or a company controlled by P&G within the meaning of § 291 of the

---

[2] L'Oréal, Henkel preference shares, Beiersdorf, Unilever, Reckitt-Benckiser

Stock Corporation Act, or resolves within this time period to transfer the shares of the minority shareholders to the principal shareholder, pursuant to §§ 327a ff. of the Stock Corporation Act (Squeeze-Out),

and

(ii) the relevant cash compensation (including any potential increases of the compensation based upon a special judicial proceeding (*Spruchverfahren*) which has been settled by a final and binding court decision or settlement agreement) stipulated in this domination agreement and/or this profit-transfer agreement or this resolution regarding the Squeeze-Out for the Wella Preference Shareholders and/or Wella Ordinary Shareholders is higher than the Offer Price for the Wella Preference Shares and/or Wella Ordinary Shares,

to make a cash payment in the amount of the difference between the relevant cash compensation and the relevant offer price ("**Subsequent Improvement**"). Should a resolution of the general shareholders' meeting regarding a domination and/or a profit-transfer agreement and a Squeeze-Out be passed within the aforementioned period, then the Subsequent Improvement shall take place only once (in regard to the relevant higher cash compensation).

3. Condition

a) Condition Precedent

This Offer is subject to the condition precedent that Procter & Gamble Germany Management GmbH acquires as many of the Sold Shares sold under the Share Purchase Agreement (see Section III.4.) from the Family Shareholders directly, or indirectly via the acquisition of all the shares in the Family Holding Companies, so that the Bidder will hold at least 75% of the registered share capital of Wella AG carrying voting rights. Pursuant to the Share Purchase Agreement this acquisition is subject to the condition precedent that the competent antitrust authorities of the European Union, the U.S.A., Canada, Mexico and Japan have granted all necessary approvals in a final and binding form, or the applicable prohibition periods have elapsed without the relevant antitrust authorities having prohibited the planned merger (for details please refer to Section III.4. and Section VIII.).

This above-mentioned condition, which the Offer is subject to, is deemed to be fulfilled on March 18, 2004 (12:00 noon Central European Time) if Procter & Gamble Germany Management GmbH has not acquired the above-mentioned interest by that date for the sole reason that it did not pay the purchase price owed under the Share Purchase Agreement within five banking days in Frankfurt am Main after the purchase price becomes due.

b) Non-occurrence of Condition

If the aforementioned condition has not been fulfilled by March 18, 2004 (12:00 noon Central European Time) at the latest, and the Bidder has not waived compliance with the condition prior to the expiration of the acceptance period in accordance with this Offer and the provisions of the Takeover Act, the Offer will lapse irreplaceably, and any agreements which came into existence as a result of acceptance of the Offer will be without effect.

4. Acceptance Period

a) Beginning and End of the Acceptance Period

The period for acceptance of this Offer ("**Acceptance Period**") will begin on April 28, 2003 and end on May 28, 2003 (12:00 noon Central European Summer Time).

b) Extension of the Acceptance Period

In the event of an amendment of this Offer pursuant to § 21(1) of the Takeover Act, the Acceptance Period will be extended by two weeks, provided that the publication of the amendments has been made within the last two weeks prior to the expiration of the Acceptance Period. Thus, the Acceptance Period will end on June 11, 2003 (12.00 noon Central European Summer Time). This shall also apply in the event that the amended Offer is in breach of legislation.

If, during the Acceptance Period, a third party makes a public cash offer or an exchange offer for the acquisition of Wella Shares ("**Competing Offer**") and the Acceptance Period of the present Offer expires before the expiration of the acceptance period of the Competing Offer, the expiration of the Acceptance Period of the present Offer will, pursuant to § 22(2) of the Takeover Act, be determined according to the expiration of the acceptance period of the Competing Offer. This shall also apply in the event that the Competing Offer is changed, prohibited, or in breach of legislation.

If, after the publication of this Offer, a general shareholders' meeting of Wella AG is convened in connection with this Offer, the Acceptance Period will end upon the expiration of July 7, 2003, notwithstanding the provisions § 21(5) and § 22(2) of the Takeover Act.

c) Additional Acceptance Period

Wella Shareholders who have not accepted this Offer by the expiration of the Acceptance Period can, pursuant to § 16(2) of the Takeover Act, still accept this Offer until the expiration of two weeks after the publication of the provisional results pursuant to § 23(1)(1)(2) of the Takeover Act ("**Additional Acceptance Period**"). It is expected that the publication of the provisional results will be made within five banking days in Frankfurt am Main after the expiration of the Acceptance Period, on June 5, 2003. The Additional Acceptance Period would start in this event on June 6, 2003.

5. Acceptance and Execution of the Offer

a) Declaration of Acceptance and Book-Entry Transfers

Wella Shareholders may only accept this Offer by delivering a declaration within the Acceptance Period to their custodian credit institution or financial services institution resident in the Federal Republic of Germany or a German branch of their custodian credit institution or financial services institution ("**Custodian Institution**").

The declaration of acceptance will only be valid if Clearstream Banking AG has performed the book-entry transfers of the Wella Shares in a timely manner, insofar as the Wella Ordinary Shares are tendered under Securities Identification Number 553 231 and insofar as Wella Preference Shares are tendered under Securities Identification Number 553 233. The Custodian Institution will arrange for the book-entry transfers to be performed after receipt of the declaration of acceptance. If the declaration of acceptance is given to the Custodian Institution within the Acceptance Period, the book-entry transfers of the Wella Shares will be deemed to have been duly effected if the book-entry transfers have been effected by the second banking day in Frankfurt am Main after the expiration of the Acceptance Period at the latest. The Wella Ordinary Shares referred to in the declaration of acceptance, for which the book-entry transfers have been made under the Securities Identification Number 553 231, will be identified as "**Tendered Ordinary Shares**", and the Wella Preference Shares referred to in the declaration of acceptance, for which the book-entry transfers have been made under the Securities Identification Number 553 233 will be identified as "**Tendered Preference Shares**".

An acceptance form for this Offer will be made available to those Wella Shareholders who keep their Wella Shares in safe custody in a bank domiciled, or with a branch office, in the Federal Republic of Germany by their Custodian Institution.

b) Content of the Declaration of the Accepting Wella Shareholders

By making a declaration of acceptance in accordance with Section V.5.(a) of the Offer Document, each Wella Shareholder makes the following declarations:

aa) He accepts the Offer of the Bidder to conclude a purchase agreement for the number of shares stipulated in the declaration of acceptance on the terms and conditions in this Offer Document.

bb) He instructs his Custodian Institution

(i) at first to leave the Wella Shares stipulated in the declaration of acceptance in its account, but to have Clearstream Banking AG make the book-entry transfers of the Wella Shares for Wella Ordinary Shares, under the Securities Identification Number 553 231 and, for Wella Preference Shares, under the Securities Identification Number 553 233; and

(ii) to instruct and authorize Clearstream Banking AG to perform the book-entry transfers of the Wella Ordinary Shares left in the accounts of the Custodian Institutions under the Securities Identification Number 553 231, and/or of the Wella Preference Shares under the Securities Identification Number 553 233, without undue delay after the expiration of the Acceptance Period and the confirmation of the Bidder to Deutsche Bank AG that the condition precedent has been fulfilled, and to make these available to Deutsche Bank AG, as the settlement agent, on its account 7003 with Clearstream Banking AG for the purpose of transferring title to the Bidder.

cc) He instructs and authorizes his Custodian Institution and Deutsche Bank AG as settlement agent, having been released from the prohibition from contracting with itself as agent for a third party (*Selbstkontrahierens*) pursuant to § 181 German Civil Code, to take all necessary or appropriate measures and to make and receive any declarations for the execution of the Offer on the terms and conditions in the Offer Document, in particular, to bring about the transfer of title to the tendered shares to the Bidder.

dd) He accepts the Offer of the Bidder to acquire title to the tendered shares, whereby the transfer of title will only become effective when the tendered shares are made available to Deutsche Bank AG, as the settlement agent, on its account 7003 with Clearstream Banking AG for the purpose of transferring title to the Bidder and is subject to the fulfillment of the condition precedent set forth in V.3.

ee) He declares that the tendered shares will be at the time of the transfer of title, solely owned by him as well as unencumbered by any third-party rights.

ff) He instructs his Custodian Institution, to instruct and authorize Clearstream Banking AG to transmit, directly or through the Custodian Institution, to the Bidder and Deutsche Bank AG each trading day the number of Wella Ordinary Shares under the Securities Identification Number 553 231 and Wella Preference Shares under the Securities Identification Number 553 233 for which book-entry transfers have been made in the Custodian Institution's account with Clearstream Banking AG.

The instructions, orders, and authorizations referred to in paragraphs (aa) to (ff) are issued irrevocably in the interests of a smooth and expeditious execution of this Offer. These will only become null and void in the event that an agreement, which comes into existence as a result of the acceptance of this Offer, is validly rescinded.

c) Legal Consequences of the Declaration of Acceptance

Upon acceptance of this Offer, a contract for the sale and transfer of the tendered shares will come into existence between each accepting Wella Shareholder and the Bidder on the terms and conditions in this Offer Document. Furthermore, with his declaration of acceptance, each accepting Wella Shareholder irrevocably issues the instructions, authorizations, and grants the powers referred to in the Offer Document.

d) Execution of the Offer and Payment of the Purchase Price

The payment of the purchase price owed by the Bidder to each accepting Wella Shareholder for the tendered shares ("**Purchase Price**") to the Custodian Institutions will be effected concurrently with the transfer of the tendered shares to the account of Deutsche Bank AG with Clearstream Banking AG (Account 7003) for the purpose of transferring title to the Bidder. For this purpose, Deutsche Bank AG will transfer without undue delay, at the earliest however three and at the latest seven banking days in Frankfurt am Main after the expiration of the Acceptance Period and the satisfaction of the condition precedent which the Offer is still subject to upon the expiration of the Acceptance Period, the Purchase Price to the Custodian Institutions via the Clearstream Banking AG in return for the transfer of the tendered shares to the above-mentioned account of the Deutsche Bank AG with Clearstream Banking AG. **Accordingly, the completion of the Offer and the payment of the Purchase Price could be delayed until March 2004 (see Section V.3. and Section VIII.).**

The obligation to pay the Purchase Price will be satisfied by the Bidder when the Purchase Price has been credited to the relevant Custodian Institution. The Custodian Institution is obliged to credit the Purchase Price to the accepting Wella Shareholders.

e) Execution of the Offer by Acceptance within the Additional Acceptance Period

All provisions of this Offer Document apply analogously for a declaration of acceptance within the Additional Acceptance Period, subject to the following:

aa) Wella Ordinary Shares tendered during the Additional Acceptance Period shall be identified under the Securities Identification Number 553 232 ("**Subsequently Tendered Ordinary Shares**"). Wella Preference Shares tendered during the Additional Acceptance Period shall be identified under the Securities Identification Number 553 234 ("**Subsequently Tendered Preference Shares**").

bb) The book-entry transfers of the Wella Shares by Clearstream Banking AG shall be deemed to have been duly carried out if they are effected at the latest by the second banking day in Frankfurt am Main after the expiration of the Additional Acceptance Period.

cc) In the event of an Additional Acceptance Period within the meaning of § 16(2) of the Takeover Act, Deutsche Bank AG will transfer the Purchase Price to the Custodian Institutions for the Subsequently Tendered Shares immediately after these shares have been made available to Deutsche Bank AG as the settlement agent, but at the earliest three, yet no later than on the seventh banking day in Frankfurt am Main following the expiration of the Additional Acceptance Period, and the fulfillment of the condition precedent, which this Offer is still subject to at the expiration of the Additional Acceptance Period.

f) Trading in the Tendered Shares

It is intended to allow trading in the Tendered Ordinary Shares (Securities Identification Number 553 231) and the Tendered Preference Shares (Securities Identification Number 553 233) on the official market on the Frankfurt Stock Exchange from the second banking day in Frankfurt am Main following the start of the Acceptance Period onwards. Thus, the Wella Shareholders may even sell their tendered shares on the Frankfurt Stock Exchange after acceptance of this Offer.

Trading in Subsequently Tendered Shares (Wella Ordinary Shares: Securities Identification Number 553 232; Wella Preference Shares: Securities Identification Number 553234) during the Additional Acceptance Period is not envisaged. If, at the end of the Additional Acceptance Period, the condition precedent, which the Offer is still subject to at that time, has not occurred or been satisfied, the book-entry transfers of Subsequently Tendered Shares will be made at the latest five banking days in Frankfurt am Main after the expiry of the Additional Acceptance Period into tendered shares (Wella Ordinary Shares: Securities Identification Number 553 231; Wella Preference Shares: Securities Identification Number 553 233) and incorporated in the listing under the new Securities Identification Numbers.

Trading in tendered shares will probably cease three trading days before the execution of the sale of shares.

The trading liquidity in Tendered Ordinary Shares and Tendered Preference Shares could be low and subject to strong fluctuations.

Any persons who acquire any tendered shares assume all rights and obligations in respect of these shares arising as a result of the acceptance of this Offer.

g) Unwinding upon the Non-Occurrence of the Condition Precedent

The Offer will not be executed if the condition precedent set forth in Section V.3. of the Offer Document has not been fulfilled by March 18, 2004 (12:00 noon Central European Time) at the latest. In such a case, the book-entry re-transfers of the Tendered Ordinary Shares (Securities Identification Number 553 231 or 553 232) (including the Subsequently Tendered Ordinary Shares) into Securities Identification Number 776 560, and the Tendered Preference Shares (Securities Identification Number 553 233 or 553 234) (including the Subsequently Tendered Preference Shares) into Securities Identification Number 776 563 will be immediately made. Arrangements will be made for the book-entry re-transfers to take place within five banking days in Frankfurt am Main after it is final that the condition precedent will not be fulfilled. After the book-entry re-transfers of the Wella Shares have been made, they can be traded again under these Securities Identification Numbers. Insofar as the tendered shares have already been entered in Deutsche Bank AG's account 7003 with Clearstream Banking AG, Deutsche Bank AG will have Clearstream Banking AG immediately make the book-entry re-transfers of the tendered shares to the securities account of the Custodian Institution.

6. Costs and Expenses

The sale of their Wella Shares within the framework of this Offer shall be free of costs and expenses for Wella Shareholders in the Federal Republic of Germany. Any foreign stock exchange turnover tax or stamp duties which may be incurred, as well as any costs imposed by the custodian banks outside the Federal Republic of Germany, shall be borne by each accepting shareholder.

7. Right to Rescission

Wella Shareholders who have accepted this Offer have the following rescission rights:

- they may, at any time until expiry of the Acceptance Period and without explanation, withdraw from the contract concluded as a result of acceptance of this Offer. Such withdrawal shall be effected by means of a written declaration by the withdrawing Wella Shareholder to the Custodian Institution and through Clearstream Banking AG having performed the book-entry re-transfers arranged by the Custodian Institution regarding the Tendered Ordinary Shares or Tendered Preference Shares in respect of which such withdrawal is intended to be declared into Securities Identification Number 776 560 (Wella Ordinary Shares) or 776 563 (Wella Preference Shares). If the withdrawal has been declared to the Custodian Institution within the Acceptance Period, the book-entry re-transfers regarding the shares into Securities Identification Number 776 560 (Wella Ordinary Shares) or 776 563 (Wella Preference Shares) shall be deemed to have been carried out in time if it has been effected by 17:30 hours (Central European Summer Time) on May 28, 2003.

- If the Offer is amended, Wella Shareholders who have accepted the Offer prior to the publication of the amendment can withdraw from the contract until the expiry of the Acceptance Period.

- In the case of a Competing Offer, Wella Shareholders who have accepted the Offer can withdraw from the contract until the expiry of the Acceptance Period, provided that the contract was concluded before publication of the offer document for the Competing Offer.

- In the event the condition precedent pursuant to Section V.3. has not occurred within five months after expiry of the Acceptance Period, Wella Shareholders who have accepted the Offer can, as from that date, withdraw from the contract without having to give reasons. Such withdrawal shall be effected by means of a written declaration by the withdrawing shareholder to the Custodian Institution and through book-entry re-transfers regarding the Tendered Ordinary Shares or Tendered Preference Shares, or, as the case may be, the Subsequently Tendered Ordinary Shares or Subsequently Tendered Preference Shares in respect of which withdrawal is intended to be declared into the Securities Identification Number 776 560 (Wella Ordinary Shares) or 776 563 (Wella Preference Shares) by the Custodian Institution at Clearstream Banking AG. The aforementioned right of withdrawal will lapse after publication by the Bidder that the condition precedent has occurred.

VI. FINANCING OF THE OFFER

1. Measures to Secure Financing of the Offer

Wella AG has a registered share capital of EUR 67,517,346, divided into 67,517,346 non-par-value bearer shares, of which (i) 44,135,676 shares are ordinary shares and (ii) 23,381,670 shares are preference shares. On the basis of this Offer (including the Share Purchase Agreement) Procter & Gamble Germany Management GmbH will acquire at a maximum all Wella Ordinary Shares at a Purchase Price of EUR 92.25 per Wella Ordinary Share and all Wella Preference Shares at a Purchase Price of EUR 65.00 per Wella Preference Share. This results in a Purchase Price payment obligation for Procter & Gamble Germany Management GmbH of a maximum of EUR 5.6 billion, plus expected acquisition costs estimated at EUR 0.1 billion (the Purchase Price payment obligation and the estimated acquisition costs jointly referred to as the "**Transaction Costs**"). The Transaction Costs are estimated at EUR 5.7 billion.

P&G has contractually guaranteed to Procter & Gamble Germany Management GmbH that the necessary cash funds for the full payment of the Transaction Costs will be made available to Procter & Gamble Germany Management GmbH. For this purpose, P&G will make available, through one or more directly or indirectly wholly owned subsidiary(ies), a loan to Procter & Gamble Germany Management GmbH in the equivalent of EUR 5.7 billion. P&G reserves the right, however, to substitute part or all of this loan by an equity contribution in Procter & Gamble Germany Management GmbH in the same amount, if this is appropriate under economic and legal circumstances.

The P&G Group will finance the Transaction Costs within the framework of its ongoing financing program. In addition to immediately available liquid funds, the P&G Group has quick access to the international and U.S. commercial paper markets. In the medium to long-term, P&G has access to the international capital markets for amounts well in excess of the Transaction Costs due to its strong (AA- (S&P) / Aa3 (Moody's)) credit ratings.

Timely provision of the necessary cash funds is ensured via committed credit facilities in the amount of USD 3 billion and earmarked liquid funds in the amount of EUR 3.2 billion.

2. Confirmation of Financing Arrangement

By letter dated April 24, 2003 Merrill Lynch Capital Markets Bank Limited, Dublin, Ireland, through its branch in Frankfurt am Main, has confirmed pursuant to § 13(1) of the Takeover Act that the Bidder has taken the necessary measures to ensure that the means necessary for the full satisfaction of the Offer will be available at the time that the claim for payment is due. The text of this letter is attached to this Offer Document as **Schedule**.

VII. INFORMATION REGARDING THE EXPECTED IMPLICATIONS OF A SUCCESSFUL OFFER ON THE ASSETS, FINANCIAL AND EARNINGS POSITION OF THE BIDDER AND THE P&G GROUP

The following information, views, and forward-looking statements are based on the assumption that the Bidder will acquire, within the framework of the Offer, all 67,517,346 Wella Shares issued, namely all 44,135,676 Wella Ordinary Shares and all 23,381,670 Wella Preference Shares.

Any new Wella Shares issued on the basis of contingent capital are not taken into account.

1. Bidder

On February 19, 2003, Procter & Gamble Germany Management GmbH was entered into the commercial register. Procter & Gamble Germany Management GmbH's fiscal year begins on July 1 and ends on June 30 of the following calendar year. The first fiscal year is consequently a short fiscal year and ends on June 30, 2003.

According to the opening balance sheet of Procter & Gamble Germany Management GmbH, the balance-sheet total of Procter & Gamble Germany Management GmbH came to EUR 30,000 as of February 19, 2003. The assets consisted of EUR 30,000 credited in a bank account. The liabilities consisted of registered share capital in the amount of EUR 25,000 and additional paid in capital in the amount of EUR 5,000.

Before completion of this Offer, Procter & Gamble Luxembourg Holding SARL will contribute an additional EUR 5 million into the capital reserves of Procter & Gamble Germany Management GmbH to cover acquisition costs.

Compared to the situation as of February 19, 2003, Procter & Gamble Germany Management GmbH expects, upon completion of the Offer, the following effects on its assets, financial, and earnings position:

- After the acquisition of all Wella Shares, the assets of Procter & Gamble Germany Management GmbH will consist of the Wella Shares, which are valued at approximately EUR 5.7 billion (financial assets). For reasons of simplification, it is presumed that the acquisition costs estimated to be EUR 0.1 billion are to be fully capitalized as ancillary acquisition costs for the Wella Shares that are to be acquired.

- P&G, in its capacity as the ultimate parent company of the P&G Group, has guaranteed that cash funds (as debt and/or equity), sufficient to finance the acquisition of the Wella Shares upon execution of this Offer, will be available to Procter & Gamble Germany Management GmbH. The funding mix (debt/equity) will be determined by taking into account a number of considerations in effect around the time of closing of the Offer. These considerations include, among others, the level and likely evolution of fixed and floating interest rates, the EUR/USD exchange rate, the likely changes to the thin capitalization rules (§ 8a German Corporate Income Tax Act) and the latest business plans for both P&G and the Wella Group. Because the evolution of all of these (and other) factors is not able to be predicted, the exact funding mix cannot be accurately determined at the present time. As outlined in Section VI., the funding mix could take the form of 100% debt financing, a mix of debt and equity or 100% equity.

  In case of 100% debt funding, the liabilities of Procter & Gamble Germany Management GmbH will be comprised of (a) subscribed capital of EUR 25,000 (b) capital reserves of EUR 5.005 million and (c) payables due to Related Parties in an amount of EUR 5.695 billion amounting to a total of Euro 5.7 billion.

  In case of 100% equity funding, the liabilities of Procter & Gamble Germany Management GmbH will be comprised of (a) subscribed capital of EUR 25.000 and (b) capital reserves of EUR 5,699,975,000 amounting to a total of EUR 5.7 billion.

- The acquisition of the Wella Shares will not affect the liquidity of Procter & Gamble Germany Management GmbH, since the inflow of funds (debt and/or equity) will shortly flow out again in order to pay the Transaction Costs.

- The future earnings position of Procter & Gamble Germany Management GmbH is expected to be determined by the following factors: The income of the Procter & Gamble Germany Management GmbH will mainly consist of dividends on Wella Shares, whereby the Procter & Gamble Germany Management GmbH's right to receive dividends only begins on January 1, 2003. Due to planned investments, the dividends could be significantly reduced (see Section IV.2.(a). As of today it is unforeseeable if and to what extent Wella AG will make dividend distributions. The costs of Procter & Gamble Germany Management GmbH (that will not be capitalized) will mainly consist of interest payments on loans for the acquisition financing for the Wella Shares (if any) as well as future personnel costs. In the event of a 100% debt funding an interest burden before tax amounting to approximately EUR 215 million per year is to be expected.

The following table summarizes the above:

Debt Funding Scenario upon Completion of the Offer

Procter & Gamble Germany Management GmbH Balance Sheet	EUR in Millions
Wella AG Shares (including capitalized acquisition costs incurred prior to completion)	5,596.300
Cash on hand (for further acquisition costs)	103.700
Total Assets	5,700.000
Subscribed capital	0.025
Capital reserves	5.005
Payables due to Related Parties	5,694.970
Total Liabilities & Shareholders' Equity	5,700.000

Equity Funding Scenario upon Completion of the Offer

Procter & Gamble Germany Management GmbH Balance Sheet	EUR in Millions
Wella AG Shares (including capitalized acquisition costs incurred prior to completion)	5,596.300
Cash on hand (for further acquisition costs)	103.700
Total Assets	5,700.000
Subscribed capital	0.025
Capital reserves	5,699.975
Payables due to Related Parties	0
Total Liabilities & Shareholders' Equity	5,700.000

In the case of debt funding, Procter & Gamble Germany Management GmbH will be able to use dividends from Wella AG to meet its financial obligations. If this dividend flow would not be sufficient to cover the interest expenses, part of the debt could be converted into equity in such a way that future dividend flows to Procter & Gamble Germany Management GmbH will enable it to meet its financial obligations towards other P&G Group companies. The exact amount of debt versus equity will be driven by the interest rates in effect at that time and can therefore not be accurately estimated at the present time. As outlined in Section IV.2.(a), other alternatives are possible as well. These may include the Wella Shares being transferred to another company within the P&G Group or a merger with another company of the P&G Group.

2. P&G

The fiscal year of P&G begins on July 1 and ends on June 30. The selected consolidated financial data of P&G presented herein for the fiscal year ended on June 30, 2002 has been taken from the audited consolidated annual financial statements of P&G for the fiscal year ended on June 30, 2002. These statements, which are prepared in accordance with the rules of U.S. "Generally Accepted Accounting Principles" ("**U.S. GAAP**"), reflect the most recent audited financial data of P&G. The selected consolidated financial data of P&G presented herein for the six month period ended on December 31, 2002 has been taken from the unaudited consolidated financial statements of P&G for the three and six month period ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on Form 10-Q. These statements are also prepared in accordance with U.S. GAAP.

The fiscal year for Wella AG begins on January 1 and ends on December 31. The selected consolidated financial data of Wella AG presented herein for the fiscal year ended on December 31, 2002, has been taken from the audited consolidated annual financial statements of Wella AG for the fiscal year ended on December 31, 2002. These statements, which are prepared in accordance with the rules of the International Accounting Standards Board's International Accounting Standards ("**IAS**"), reflect the most recent audited financial data of Wella AG.

P&G will report the acquisition of Wella AG in accordance with the purchase method under U.S. GAAP. According to this method, the initial costs for the acquisition will consist of the overall purchase price paid for the Wella Shares plus all costs incurred directly in connection with the acquisition. For reporting purposes, the total initial costs are then to be allocated to the underlying tangible and identifiable intangible assets and liabilities of Wella AG acquired. The allocation will be based on their relative fair value. The values of the assets and liabilities so determined will be reflected accordingly in P&G's consolidated balance sheet. The allocation methodology also results in any residual value being assigned to goodwill. The allocation of the costs will mean that the total purchase price for Wella AG will not be reported in one special item in P&G's consolidated balance sheet. In conformity with the customary accounting practice, a detailed audit and analysis of the allocation of the costs in the balance sheet has not been made, and will not be made until this Offer has been completed. Not until completion of the Offer will the purchase be recorded and reflected in the accounts of P&G.

The effects of the takeover of Wella AG on the future consolidated balance sheet and income statement of P&G cannot yet be precisely predicted. There are a number of reasons for this, including the following:

- The final Transaction Costs will only be known after the publication of the results of the Offer, when the final number of the tendered shares is determined.

- Detailed valuations still have to be performed for the purpose of allocating the purchase price to individual assets acquired and liabilities assumed.

- Synergy effects and business opportunities arising from the takeover can only be closely analyzed after the Offer has been executed.

- The comparability of the consolidated balance sheets and income statements of P&G and Wella AG is limited. As noted above, the consolidated financial statements of P&G are prepared in accordance with U.S. GAAP, while the consolidated financial statements of Wella AG are prepared in accordance with IAS. Also as noted above, the latest consolidated audited and unaudited financial information for P&G are as of June 30, 2002, and December 31, 2002, respectively, while the latest audited consolidated financial information for Wella AG is as of December 31, 2002.

- P&G has not yet made a final determination as to the portion of the Transaction Costs to be funded with debt and/or available cash, nor has it determined the optimal maturities for any debt funding, which will impact the balance sheet composition as well as interest income and expense.

- The reported consolidated sales of Wella AG will also be adjusted to reflect P&G's consolidated U.S. GAAP based reporting policies.

a) Effects on the Balance Sheet

The following table presents the pro forma impacts of the Offer on the consolidated balance sheet of P&G. The balances for P&G are from its unaudited financial statements as of December 31, 2002. The balances for Wella AG are from its audited financial statements as of December 31, 2002, converted to USD at the December 31, 2002 exchange rate of USD 1.05/EUR 1. The pro forma balances are subject to the limitations cited above. Thus, actual amounts may differ significantly from the pro forma amounts included in the schedule. In addition, the schedule assumes 100% of the Wella Shares are tendered pursuant to the Offer and that the Transaction

Costs are financed 50% through available cash and 50% through the issuance of debt. As noted above, P&G has not yet made a final determination as to the mix of available cash and debt it will utilize to finance the acquisition.

	P&G (USD in Millions)	Wella Group (USD in Millions)	P&G with Wella Group (Pro Forma— USD in Millions)
Cash and Cash Equivalents	5,106	78	2,195
Other Current Assets	9,085	1,497	10,582
Non-current Assets, including Property, Plant & Equipment and Intangible Assets........................	28,251	1,032	34,675
Total Assets	42,442	2,607	47,452
Current Liabilities	12,703	1,153	13,856
Long-term Debt	11,534	489	15,011
Other Non-current Liabilities.............................	3,370	305	3,750
Total Liabilities	27,607	1,947	32,617
Shareholders' Equity.......................................	14,835	660	14,835
Total Liabilities and Equity	42,442	2,607	47,452

b) Effects on the Income Statement

P&G's consolidated income statement had consolidated net sales of USD 40.2 billion and USD 21.8 billion for the fiscal year ended on June 30, 2002 and the six months ended December 31, 2002, respectively. During the same periods P&G generated consolidated net earnings of USD 4.4 billion and USD 3.0 billion, respectively. Wella AG's consolidated 2002 income statement had sales revenue of USD 3.3 billion (EUR 3.4 billion converted at an average USD 0.9696 / EUR 1 for 2002) and net profit of USD 139 million.

Subject to the limitations cited above, and based on the P&G and Wella AG income statements for the fiscal years ended June 30, 2002, and December 31, 2002, respectively P&G estimates that the annual combined consolidated P&G and Wella AG net sales and earnings were USD 43.5 billion and USD 4.5 billion, for these fiscal years.

P&G estimates that Wella AG's consolidated earnings and expected synergies in the first year following the acquisition will total approximately USD 200 to 250 million, which will be largely offset by net financing costs, additional depreciation and amortization costs on revalued assets, and other one-time charges associated with the acquisition. These estimates are subject to the limitations cited above. Accordingly, actual results could differ significantly.

VIII. ANTITRUST AND OTHER ADMINISTRATIVE PROCEEDINGS

1. Necessary Proceedings

The intended merger of Procter & Gamble Germany Management GmbH with Wella AG is subject to the merger control of the EU Commission, pursuant to Council Regulation (EC) No. 4064/89 on Merger Control of December 21, 1989. Moreover, the merger must be notified to the authorities in the U.S.A., Canada, Mexico, and Japan, as well as in a number of other countries. The completion of the Share Purchase Agreement with the Family Shareholders (Section V.3) and, therefore, the execution of this Offer depends on the approval of the merger by the EU Commission and the competent antitrust authorities in the U.S.A., Canada, Mexico, and Japan. For further details, please refer to the description of the Share Purchase Agreement (Section III.4.) and the condition precedent of the Offer (Section V.3.).

The merger control legislations of the European Union, the U.S.A., Canada and Japan prohibit the consummation of an intended merger, which will only be lifted once a decision to grant clearance has been given by the competent authority. The length of time of the proceedings until reaching a decision as to clearance in the above-mentioned countries varies. The length of time of the proceedings at the European Union can be up to five and a half months from the time of the submission of a complete notification. As the requirements for a complete notification are very high, the notification proceedings involve substantial preparation time. As the completeness of the notification will be determined by the EU Commission, the notifier can only influence the duration of above-mentioned time period to a limited extent.

The U.S. antitrust proceedings initially provides for a thirty day review period. In complex matters, such as this case, the competent authority usually makes formal requests for detailed information within this time period ("second request"), which according to experience involves many months to process. As in addition to this, the authority has a review period of several months, according to experience the clearance proceedings can be protracted to up to one year.

The merger control legislations of Canada, Mexico and Japan provide for review time periods, which in complex matters may be extended by virtue of a decision by the competent authority. Thus, it is difficult to estimate the exact time when the time period will expire.

No other official proceedings are envisaged.

2. Status of Proceedings

It is expected that the merger will be notified to the authorities of the EU Commission and in the other countries in May 2003. Procter & Gamble Germany Management GmbH expects that clearance of the merger will be obtained by both the EU Commission and the other antitrust authorities probably at the end of this year, at the latest however in Spring 2004.

IX. ADVANTAGES FOR THE MEMBERS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF WELLA AG

In recognition of his exceptional merits with regard to Wella AG, P&G has offered Dr. Gürtler, in addition to his position as chairman of the management board of Wella AG, the responsibility for the Cosmetics and Fragrances Business (Cosmopolitan Cosmetics), the global responsibility for the professional hair care division within the P&G Group (including Wella), and a membership in P&G's Global Leadership Council (this being a group of members of the senior management below the board of directors and the Chief Executive Officer). While specifics have not been discussed, from P&G's perspective, Dr. Gürtler should receive remuneration for this position which would correspond to that of comparable positions within the P&G Group including base salary, bonus, and equity participation. Dr. Gürtler has declared his general willingness to accept this offer. The financial terms have not yet been determined. Otherwise, no members of the management board, the supervisory board, the advisory board of Wella AG have been granted, or given the prospect of, any monetary compensation or monetary equivalent benefit in connection with this Offer.

The Bidder intends to provide one-time replacement compensation for members of the management board and key employees (the circle will cover about 100 employees), to replace their current share based compensation to date, given that the existing share based compensation (stock option programs and virtual stock option programs) may lose economic value as a result of the expected reduction of the free float following the implementation of the Offer. Otherwise, the future intent is to include members of the management board and key employees in the P&G Group stock option plan applicable to all key employees.

X. POSITION OF WELLA SHAREHOLDERS WHO DO NOT ACCEPT THE OFFER

Wella Shareholders who do not accept this Offer shall remain shareholders of Wella AG. They should however take the following into account:

- Wella Ordinary Shares and Wella Preference Shares for which the Offer was not accepted can still be traded on the official market of the Frankfurt stock exchanges and Berlin stock exchange. It cannot be excluded, however, that after successful completion of this Offer, supply and demand for Wella Shares will be less than that of today and therefore the liquidity of the shares will decrease. This could result in sale or purchase orders not being able to be fulfilled or not being able to be fulfilled in a timely manner. Furthermore, the possible decreased liquidity of the Wella Shares could lead to significantly more substantial fluctuations of the stock price than in the past.

- The Wella Preference Shares are a component of the MDAX-Index, with the consequence that institutional funds that invest in indices like the MDAX (so called "**Index Funds**") are required to hold Wella Preference Shares to match the performance of the MDAX. Subsequent to the successful completion of this Offer the Wella Preference Shares will in all likelihood be excluded from the MDAX. The Index Funds that still hold Wella Preference Shares after completion of this Offer will therefore likely sell these shares in the open market. As a result there could be an oversupply of Wella Preference Shares in a comparatively illiquid market. This may result in a decline of the quoted price of the Wella Preference Shares.

- Should Wella Shares be delisted, for example because of their low liquidity, this would severely limit the possibility of selling Wella Shares.

- The current market price of the Wella Ordinary and Wella Preference Shares probably reflects the fact that on March 18, 2003, the Bidder publicly announced its decision to issue an offer. It is uncertain whether the market price of Wella Shares will trade at the current level after the expiration of the Acceptance Period.

- The Bidder will already have, following the completion of the Share Purchase Agreement (see Section III.4.), the necessary qualified majority, subject to certain limitations, to have all important corporate reorganization measures passed by the general shareholders' meeting of Wella AG, e.g., amendments to the articles of association, capital increases, exclusion of subscription rights in the event of measures regarding the registered share capital, transformation, merger, approval of profit-transfer agreements and domination agreements and dissolution (including the so-called dissolution by transfer (*übertragende Auflösung*)).

- In the context of these corporate reorganization measures—depending on the type of measure—a compensation and/or exchange offer on the basis of a company valuation of Wella AG might have to be offered to the Wella Shareholders by law. Since such a company valuation must be based on the circumstances at the time of the passing of the resolution by the general shareholders' meeting of Wella AG, the value of any compensation and/or exchange offer could correspond with, but also could be above or below, the price offered herein.

- Should the Bidder reach a minimum shareholding of 95% of the registered share capital of Wella AG within the context of this Offer or at a later time, the Bidder can request that the general shareholders' meeting of Wella AG pass a resolution for the transfer of the Wella Shares of the minority shareholders to the Bidder (as principal shareholder) in consideration for a fair cash compensation in accordance with §§ 327a et seq. of the

Stock Corporation Act (Squeeze-Out). The cash compensation which would have to be granted in such a case must be based on the circumstances at the time of the passing of the resolution by the general shareholders' meeting of Wella AG regarding the Squeeze-Out, could therefore, correspond with, but also be above or below, the price offered herein. Furthermore, the execution of a Squeeze-Out would also lead to a termination of trading in Wella Shares on all stock exchanges on which they are currently listed.

XI. FINANCIAL ADVISER / ADVISING BANK

Drueker & Co. GmbH acted as financial advisor to the Bidder with regard to the overall transaction, including the preparation of this Offer.

Deutsche Bank AG acted as financial advisor to the Bidder with regard to the preparation of this Offer and will act as the settlement agent.

Merrill Lynch acted as financial advisor with regard to certain financing and other aspects of the transaction.

XII. PUBLICATIONS, DECLARATIONS AND NOTIFICATIONS

In compliance with the mandatory regulation of § 14(3) of the Takeover Act, this Offer Document shall be published on the Internet at the address http://www.procterundgamble.de and made available for issue free of charge at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main. The Offer Document can furthermore be requested to be sent at no charge within the Federal Republic of Germany under the telephone number 0800-104-1041, toll-free in Germany. Wella Shareholders residing in the U.S.A. can request the Offer Document to be sent at no charge under the telephone number 1-800-742-6253, which is toll-free in the U.S.A. Furthermore, a link to the Offer Document and a link to its English translation published on the Internet site http://www.procterundgamble.de will be incorporated on the Internet under the address http://www.pg.com.

The publication as to the making available of the Offer Document for distribution free of charge pursuant to § 14(3) (1) (2) of the Takeover Act will be made on April 28, 2003 in Handelsblatt; on the same day a corresponding reference shall be published in the Wall Street Journal, U.S. version. Publications of the Bidder pursuant to § 23(1) of the Takeover Act (in particular, the weekly and/or daily notices as to the level of acceptance of the tendering shareholders) will be published on the Internet under http://www.procterundgamble.de and by notice in Handelsblatt. Furthermore, a link to the publications published on the Internet site http://www.procterundgamble.de will be incorporated on the Internet under the address http://www.pg.com.

The Offer Document will be published in German language together with an English translation. Only the German version will be binding in respect of the Offer and any contract that comes into existence as a result of the acceptance of such Offer.

Declarations and notifications by the Bidder in connection with this Offer and any contract which comes into existence as a result of the Offer and the acceptance of such Offer will be published on the Internet, unless any other or additional type of announcement, publication or notification is required by law.

XIII. GOVERNING LAW

The Offer and any contract arising out of the acceptance of the Offer shall be governed by the law of the Federal Republic of Germany.

XIV. DECLARATION OF ASSUMPTION OF RESPONSIBILITY

Procter & Gamble Germany Management GmbH, a German limited liability company with its registered office in Schwalbach am Taunus and entered in the commercial register of the Local Court of Königstein im Taunus under HRB 5939, assumes responsibility for the content of the Offer Document in accordance with § 12 of the Takeover Act. Procter & Gamble Germany Management GmbH declares that, to its knowledge, the statements made in this Offer Document are correct and no material circumstances have been omitted.

Schwalbach am Taunus, April 24, 2003

Procter & Gamble Germany Management GmbH

signed by Dieter Bodo Judith   signed by Otmar W. Debald
Geschäftsführer   Geschäftsführer

SCHEDULE

Merrill Lynch

Global Markets & Investment Banking Group

Convenience Translation

Procter & Gamble Germany Management GmbH
Sulzbacher Str. 40

65818 Schwalbach

April 24, 2003

Public takeover offer by Procter & Gamble Germany Management GmbH for all outstanding shares of Wella AG against payment of an offer price of EUR 92.25 per Wella ordinary share and EUR 65.00 per Wella preference share

Dear Sirs,

Merrill Lynch Capital Markets Bank Limited, a limited company under the law of the Republic of Ireland with registered office in Dublin, is a securities services enterprise independent of Procter & Gamble Germany Management GmbH pursuant to section 13 para. 1 German Securities Acquisition and Takeover Act (WpÜG). We hereby confirm in accordance with section 13 para. 1 sentence 2 WpÜG that Procter & Gamble Germany Management GmbH has undertaken the necessary measures to ensure that at the time at which the cash payment becomes due, it will have the necessary means available to fully perform the above takeover offer in its form dated April 24, 2003.

We consent to the publication of this letter in the offer document of the above takeover offer.

Yours sincerely

Merrill Lynch Capital Markets Bank Limited

Merrill Lynch Capital Markets   Neue Mainzer Straße 52   Telefon +49 (0) 69 58 99 – 50 00
Bank Limited   D – 60311 Frankfurt am Main   Telefax +49 (0) 69 58 99 – 40 63
Zweigniederlassung Frankfurt am Main

Eingetragen im Handelsregister Amtsgericht Frankfurt am Main HRB 41879, Ust-Id. Nr. DE 812102264,
Merrill Lynch Capital Markets Bank Limited ist eine Gesellschaft mit beschränkter Haftung irischen Rechts
mit Sitz in Dublin, eingetragen im irischen Gesellschaftsregister in Dublin unter der Nummer 229 165
Michael J. D'Souza, Harry William Lengsfield, Michael J.P. Marks (Chairman), Robert G. Murphy, Gerald B. Scanlan,
John Stomber, Daniel P. Tully, Joseph T. Willett